Lauren B. Prevost
404-504-7744
lbp@mmmlaw.com
www.mmmlaw.com
August 5, 2009
VIA EDGAR
Mr. Tom Kluck, Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Grubb & Ellis Healthcare REIT II, Inc. Amendment No. 2 to Registration Statement on Form S-11 Filed June 23, 2009 File No. 333-158111
Dear Mr. Kluck:
     On behalf of Grubb & Ellis Healthcare REIT II, Inc. (the “Issuer”), please find transmitted herewith for filing the Issuer’s Pre-Effective Amendment No. 3 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on March 19, 2009 (Registration No. 333-158111) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.
     The Amendment is being filed principally in response to comments of the Staff set forth in the Commission’s letter dated July 16, 2009. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.
     On behalf of the Issuer, we respond to the specific comments of the Staff as follows:
Risks Related to Investments in Real Estate, page 39
1.	Please revise to discuss the particular risks currently associated with rising vacancy rates for commercial property, particularly in large metropolitan areas. The risk factor should describe actual trends in the current market for commercial real estate as well as the risks of higher vacancy rates, such as lower revenues, reduced rental rates, and increased tenant improvements or concessions. In the alternative, please discuss in the “Investment

Morris, Manning & Martin, LLP
Mr. Tom Kluck
Securities and Exchange Commission
August 5, 2009

Objectives, Strategy and Criteria” section why such risks are not applicable to your business.
     Response: The Issuer has substantially revised the risk factor that appears on page 28 of the Prospectus and is now captioned “Increasing vacancy rates for commercial real estate resulting from recent disruptions in the financial markets and deteriorating economic conditions could reduce revenue and the resale value of our properties” in response to the Staff’s comment. This risk factor formerly was captioned “Some or all of our properties may incur vacancies, which may result in reduced revenue and resale value, a reduction in cash available for distribution and a diminished return on your investment.”

Best regards, MORRIS, MANNING & MARTIN, LLP /s/ Lauren B. Prevost Lauren B. Prevost

cc:	Andrea Biller, Esq. Cora Lo, Esq. Heath Linsky, Esq.